

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2015

Via E-mail
Paul A. Farr
Chief Executive Officer
Talen Energy Corporation
835 W. Hamilton Street
Allentown, PA 18101

Re: Talen Energy Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed December 22, 2014
Response dated January 16, 2015
File No. 333-199888

Dear Mr. Farr:

We have reviewed your response dated January 16, 2015 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Energy Supply

Unaudited Condensed Consolidated Financial Statements

Notes to Financial Statements, page F-85

1. Interim Financial Statements, page F-85

1. We reviewed your response to our comment in our letter dated January 8, 2015, and note the significant impact of the out-of-period adjustment as compared to your forecast of income from continuing operations after income taxes. Please explain to us how the size of this error to income from continuing operations after income taxes would not alter a reasonable investor's judgment based on the qualitative factors discussed in your prior response.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Donna Di Silvio, Staff Accountant, at (202) -551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ William H. Thompson for

Mara L. Ransom
Assistant Director